FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 10, 2010, and entitled “Orbotech Announces First Quarter 2010 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at March 31, 2010.

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Month Period ended March 31, 2010.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results for the Three Month Period ended March 31, 2010.

*        *        *         *        *        *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH ANNOUNCES FIRST QUARTER 2010 RESULTS

YAVNE, ISRAEL — May 10, 2010 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2010.

Revenues for the first quarter of 2010 totaled $103.1 million, compared to $99.4 million recorded in the fourth quarter of 2009 and the $91.9 million recorded in the first quarter a year ago. GAAP (generally accepted accounting principles) net income for the first quarter of 2010 was $1.6 million, or $0.05 per share (diluted), compared to GAAP net loss of $5.4 million, or $0.15 per share, for the fourth quarter of 2009 and GAAP net loss of $7.9 million, or $0.23 per share, in the first quarter of 2009.

Non-GAAP net income for the first quarter of 2010 was $6.6 million, or $0.18 per share (diluted), compared to non-GAAP net loss of $1.4 million, or $0.04 per share, in the first quarter of 2009. Detailed non-GAAP adjustments are explained in the accompanying reconciliation of GAAP to non-GAAP results (the “Reconciliation”).

During the last few months consumer demand for electronic devices, such as flat panel display television sets, mobile phones and personal computers, has been stronger than expected. As a result, the Company has recently been experiencing high demand for its PCB and FPD inspection and production solutions. In the Company’s FPD business, this demand translated into increased bookings for flat panel display equipment, mostly from large Korean manufacturers. In addition, the Paragon Xpress direct imaging system is increasingly becoming a critical tool for high density interconnect (HDI) PCB mass production. As a result of these recent trends, the Company announced on April 13, 2010 that it expects to record 2010 revenues in the range of $460 - 470 million.

Commenting on the results, Rani Cohen, President and Chief Executive Officer, said: “Our financial results for the quarter exceeded our original expectations. The improved business environment has led to increased demand for Orbotech’s PCB and FPD solutions. The growth in revenues, as well as our stronger operating efficiencies, has led to improved profitability. These results reflect our continuing commitment - even during periods of pronounced economic downturn - to high levels of investment in research, development and operating infrastructure. These investments enable us to meet the increasing demand for our products and to continue to provide our customers with new and innovative solutions and first class support.”

Sales of equipment to the printed circuit board (“PCB”) industry were $38.3 million in the first quarter of 2010, compared to $26.0 million in the fourth quarter, and $11.2 million in the first quarter, of 2009. Sales of equipment to the flat panel display (“FPD”) industry were $33.9 million, compared to $40.5 million in the fourth quarter, and $50.0 million in the first quarter, of last year. Sales of character recognition products were $1.5 million, compared to $2.0 million in the fourth quarter, and $1.4 million in the first quarter, of 2009. Sales of medical imaging equipment in the first quarter of 2010 were $2.5 million, compared to $2.1 million in the fourth quarter, and $3.7 million in the first quarter, of last year. In addition, service revenue for the first quarter of 2010 was $26.9 million, compared to $28.8 million in the fourth quarter, and $25.5 million in the first quarter, of 2009.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $169 million, compared with approximately $177 million at the end of 2009; and $152 million in debt. The Company’s portfolio of marketable securities at quarter end included approximately $9.6 million of auction rate securities primarily tied to student loans.

Investors are reminded that the Company will be hosting an Investor and Analyst Day on Tuesday, June 8, 2010, from 9:00 a.m. until 4:00 p.m. PDT, at its offices in San Jose, CA, U.S.A. The event will feature an in-depth look at Orbotech, including presentations by senior management, as well as live demonstrations of the Company’s PCB and FPD systems.

An earnings conference call is scheduled for Monday, May 10, 2010, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-795-2680, and a replay will be available on telephone number 203-369-1036 until May 24, 2010. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

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About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing (CAM) and engineering solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for, among other things, in check and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

Non-GAAP net income and non-GAAP earnings per share detailed in the Reconciliation exclude charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; and/or (iii) a gain representing additional consideration from the sale of Salvador Imaging, Inc. which was owned by PDI at the time of the PDI acquisition in 2008. Management uses non-GAAP net income and non-GAAP earnings per share to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss) or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

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To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the non-GAAP net income measure. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2009.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

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ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2010

	March 31 2010	December 31 2009
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	159,430	167,233
Accounts receivable:
Trade	158,724	149,817
Other	27,622	27,661
Deferred income taxes	4,125	4,384
Inventories	104,602	101,599

Total current assets	454,503	450,694

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	9,790	9,969
Funds in respect of employee rights upon retirement	11,743	11,285
Deferred income taxes	8,899	10,164
Other long-term investment	29	29

	30,461	31,447

PROPERTY, PLANT AND EQUIPMENT, net	27,360	29,331

GOODWILL	12,724	12,774

OTHER INTANGIBLE ASSETS, net	77,850	81,516

	602,898	605,762

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	33,027	27,119
Other	47,265	51,675
Deferred income	19,463	17,336

Total current liabilities	131,755	128,130
LONG-TERM LIABILITIES:
Long-term bank loan	120,000	128,000
Liability for employee rights upon retirement	25,614	25,030
Deferred income tax	2,010	2,010
Other tax liabilities	9,312	10,079

Total long-term liabilities	156,936	165,119

Total liabilities	288,691	293,249

EQUITY:
Share capital	1,750	1,746
Additional paid-in capital	171,120	169,748
Retained earnings	194,275	192,664
Accumulated other comprehensive income	2,541	3,817

	369,686	367,975
Less treasury stock, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	312,494	310,783
Non-controlling interest	1,713	1,730

Total equity	314,207	312,513

	602,898	605,762

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010

	3 months ended March 31		12 months ended December 31
	2010	2009	2009
	U.S. dollars in thousands (except per share data)
REVENUES	103,069	91,862	377,600
COST OF REVENUES	61,232	57,863	235,608

GROSS PROFIT	41,837	33,999	141,992
RESEARCH AND DEVELOPMENT COSTS—net	18,134	16,679	67,872
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	14,890	15,926	65,193
AMORTIZATION OF OTHER INTANGIBLE ASSETS	3,603	5,041	20,187
IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL	627		(2,070)

OPERATING INCOME (LOSS)	4,583	(3,647)	(9,190)
FINANCIAL EXPENSES—net	(2,225)	(5,031)	(10,977)

INCOME (LOSS) BEFORE TAXES ON INCOME	2,358	(8,678)	(20,167)
INCOME TAX EXPENSE (BENEFIT)	764	(769)	(411)

NET INCOME (LOSS)	1,594	(7,909)	(19,756)
LESS: NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(17)	(23)	168

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	1,611	(7,886)	(19,924)

EARNINGS (LOSS) PER SHARE: BASIC	$0.05	($0.23)	($0.58)

DILUTED	$0.05	($0.23)	($0.58)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
BASIC	34,819	34,206	34,501

DILUTED	35,641	34,206	34,501

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010

	3 months ended March 31		12 months ended December 31
	2010	2009	2009
	U.S. dollars in thousands (except per share data)
Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	1,611	(7,886)	(19,924)

Non-operating income (expenses):
Financial expenses—net	(2,225)	(5,031)	(10,977)
Income tax benefit (expense)	(764)	769	411
Net loss (income) attributable to the non-controlling interest	17	23	(168)

	(2,972)	(4,239)	(10,734)

Reported operating income (loss) on GAAP basis	4,583	(3,647)	(9,190)
Equity based compensation expenses	1,376	1,489	6,445
Amortization of intangibles assets	3,603	5,041	20,187
Adjustment of impairment of goodwill (*)			(3,300)

Non-GAAP operating income	9,562	2,883	14,142

Non-operating expenses	(2,972)	(4,239)	(10,734)

Non-GAAP net income (loss)	6,590	(1,356)	3,408

Non-GAAP earnings (loss) per diluted share	$0.18	($0.04)	$0.10

Shares used in earnings (loss) per diluted share calculation-in thousands	35,641	34,206	35,076

(*)	The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador Imaging which was owned by PDI at the time of the PDI acquisition in 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and
Chief Financial Officer

Date: May 11, 2010